FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of January 2003

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                        Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 01-2 PLC


                                     By:         /s/ Clive Rakestrow
                                            ------------------------
                                     Name:  L.D.C. Securitisation Director
                                     No. 1 Limited by its authorized person
                                     Clive Rakestrow for and on its behalf
                                     Title: Director

Date: 21 February 2003

                                     GRANITE FINANCE FUNDING
                                     LIMITED


                                     By:        /s/ Nigel Charles Bradley
                                            -----------------------------
                                     Name:  Nigel Charles Bradley
                                     Title: Director

Date: 21 February 2003

                                     GRANITE FINANCE TRUSTEES
                                     LIMITED


                                     By:            /s/ Richard Gough
                                            -------------------------
                                     Name:  Richard Gough
                                     Title: Director

Date: 21 February 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------

Monthly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 January 2003 - 31 January 2003


N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans

--------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                         165,405

Current Balance                                                    (pound)11,018,446,055

Last Months Closing Trust Assets                                   (pound)7,310,874,149

Funding share                                                      (pound)10,138,052,750

Funding Share Percentage                                                 92.01%

Seller Share                                                        (pound)880,393,305

Seller Share Percentage                                                   7.99%

Minimum Seller Share (Amount)                                       (pound)247,354,566

Minimum Seller Share (% of Total)                                         2.24%
--------------------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------------------
                          Number           Principal ((pound))     Arrears ((pound))      By Principal (%)

< 1 Month                 164,058            10,931,482,679              0                     99.21%

> = 1 < 3 Months           1147                75,469,382             670,507                   0.68%

> = 3 < 6 Months            163                9,600,710              247,354                   0.09%

> = 6 < 9 Months            29                 1,585,426               64,415                   0.01%

> = 9 < 12 Months            7                  306,548                19,134                   0.00%

> = 12 Months                1                   1,310                  188                     0.00%

Total                     165,405            11,018,446,055          1,001,598                100.00%
-------------------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------------------
                          Number           Principal ((pound))     Arrears ((pound))

Total (since inception)     19                  963,765                38,870
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
Properties in Possession                                                 14

Number Brought Forward                                                   10

Repossessed                                                              0

Sold                                                                     5

Number Carried Forward                                                   0

Average Time from Possession to Sale (days)                             116

Average Arrears at Sale                                             (pound)1,433

MIG Claims Submitted                                                     2

MIG Claims Outstanding                                                   0

Average Time from Claim to Payment                                       69
--------------------------------------------------------------------------------------------
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------------------
                                                Number             Principal ((pound))

Substituted this period                         54,727             (pound)4,059,995,576

Substituted to date (since 26 March 2001)       188,844            (pound)12,947,565,668
--------------------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------------------
                                                Monthly              Annualised

Current Month CPR Rate                           4.08%                 37.28%

Previous Month CPR Rate                          4.63%                 43.42%
--------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                           23.99

Weighted Average Remaining Term (by value) Years                       20.02

Average Loan Size                                                  (pound)66,615

Weighted Average LTV (by value)                                        76.47%
--------------------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                36.02%

Flexible - Together (by balance)                                       31.19%

Capped (by balance)                                                     4.19%

Variable (by balance)                                                  28.52%

Tracker (by balance)                                                   0.08%

Total                                                                 100.00%
--------------------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------------------------------------------
                          Number              % of Total          Value ((pound))           % of Total

East Anglia                4,198                 2.54%              279,868,530                 2.54%

East Midlands             14,153                 8.56%              826,383,454                 7.50%

Greater London            19,120                11.56%             1,978,912,911               17.96%

North                     24,576                14.86%             1,158,038,680               10.51%

North West                24,123                14.58%             1,317,806,148               11.96%

South East                26,226                15.86%             2,301,753,381               20.89%

South West                12,439                 7.52%              884,781,218                 8.03%

Wales                      7,899                 4.78%              424,210,173                 3.85%

West Midlands             12,467                 7.54%              775,698,602                 7.04%

Yorkshire                 20,204                12.21%             1,070,992,957                9.72%

Total                     165,405                100%              11,018,446,055                100%
-------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------------------------------------------
                                                Number            Value ((pound))           % of Total

< 10%                                             490                9,916,601                 0.09%

> = 10% < 20%                                    1,891               70,518,055                0.64%

> = 20% < 30%                                    3,909              189,517,272                1.72%

> = 30% < 40%                                    6,244              381,238,234                3.46%

> = 40% < 50%                                    8,422              590,588,709                5.36%

> = 50% < 60%                                   11,291              863,846,171                7.84%

> = 60% < 70%                                   14,234             1,141,511,011              10.36%

> = 70% < 80%                                   24,011             1,757,442,146              15.95%

> = 80% < 90%                                   42,103             2,826,231,413              25.65%

> = 90% < 95%                                   38,992             2,452,706,092              22.26%

> = 95% < 100%                                  13,768              732,726,663                6.65%

> = 100%                                          50                 2,203,689                 0.02%

Total                                           165,405            11,018,446,055             100.0%
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                     5.85%

Effective Date of Change                                           1 December 2001
--------------------------------------------------------------------------------------------

Notes       Granite Mortgages 03-1 plc

-------------------------------------------------------------------------------------------------------------------
                            Outstanding             Rating         Reference Rate              Margin
                                                Moodys/S&P/Fitch

Series 1

A1                           $925,000,000         P-1/A-1+/F1+         1.36%                   -0.01%

A2                          $1,225,000,000        Aaa/AAA/AAA          1.54%                   0.19%

A3**                         $300,000,000          Aaa/AAA/AAA          N/A                    0.40%

B                            $42,000,000            Aa3/AA/AA          1.78%                   0.43%

C                            $56,000,000          Baa2/BBB/BBB         2.80%                   1.45%

Series 2

A                       (euro)900,000,000          Aaa/AAA/AAA         3.07%                   0.24%

B                       (euro)62,000,000            Aa3/AA/AA          3.26%                   0.43%

C                       (euro)94,500,000           Baa2/BBB/BBB        4.28%                   1.45%

Series 3

A                       (pound)665,000,000          Aaa/AAA/AAA         4.18%                  0.24%

B                       (pound)31,000,000            Aa3/AA/AA          4.37%                  0.43%

C                       (pound)41,000,000           Baa2/BBB/BBB        5.39%                  1.45%
-------------------------------------------------------------------------------------------------------------------
** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.

Credit Enhancement

-------------------------------------------------------------------------------------------------------------------
                                                                                              % of Funding Share

Class B Notes ((pound) Equivalent)                                  (pound)97,837,647                0.97%

Class C Notes ((pound) Equivalent)                                  (pound)137,914,263               1.36%

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement                     (pound)45,000,000                0.44%

Balance Brought Forward                                                  (pound)0                    0.00%

Drawings this Period                                                     (pound)0                    0.00%

Reserve Fund Top-up this Period*                                    (pound)21,000,000                0.21%

Excess Spread                                                            (pound)0                    0.00%

Current Balance                                                     (pound)21,000,000                0.21%
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                  (pound)0                    0.00%

Funding Reserve %                                                              0.5%                     NA
-------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.